SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 14 2011
REGISTRATIONS BRANCH
13

11022063

UNITED STATES
SECURITIES AND EXCHANGE CO[illegible]
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45380

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PORTFOLIO RESOURCES GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 BRICKELL AVENUE - SUITE 903
(No. and Street)

MIAMI (City) FLORIDA (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ANTONIO CAMEJO (305) 372-0299
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FINKELSTEIN BROWN NEMET & ROTHCHILD, P.A.
(Name – *if individual, state last, first, middle name*)

8211 W. BROWARD BLVD. - SUITE 370 (Address) PLANTATION (City) FLORIDA (State) 33324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ANTONIO CAMEJO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PORTFOLIO RESOURCES GROUP, INC., as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEE ATTACHED LIST

SHARON L. VERNON
MY COMMISSION EXPIRES August 28, 2014
#EE 014322
Bonded thru Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

A Camejo
Signature

PRESIDENT
Title

Sharon L. Vernon
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRG130168	James Brewer Carias and Carmen Elena Sosa Brewer
PRG130133	Inversiones Sosabas
PRG131830	Capital Management Resources
PRG131202	Briceno & Asociados
PRG133027	Inversiones Sosabas Sub Acct #4
PRG133302	Welsher Enterprises S.A.
PRG135119	Juan I. Sosa
PRG123579	Juan Ignacio Sosa and Maria Elena Verá
PRG135178	Cristina Elena Sosa
PRG136119	Juan Sosa Vera
PRG134260	Venequip Corp. S.A.
PRG233056	Venequip Agro
PRG233188	Venequip Machine Shop
PRG135992	Capital Developers, L.L.C.
PRG136123	Capital Management Resources
PRG900044	Jose and Olga Maraver
PRG900117	Antonio and Nora Camejo
PRP137863	Sosabas USA, LLC
PRP138525	Pinto Enterprises, Ltd.

PORTFOLIO RESOURCES GROUP, INC.

CONTENTS

Finkelstein
Brown
Nemet
& Rothchild, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

9595 North Kendall Dr. • Suite 200
Miami, Florida 33176

8211 West Broward Blvd. • Suite 370
Plantation, Florida 33324

Dade: (305) 595-2727
Fax: (305) 595-4691
Broward: (954) 437-0017
Fax: (954) 424-8613

Reply to: ☐ Miami
☐ Plantation

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Portfolio Resources Group, Inc.

We have audited the statement of financial condition of Portfolio Resources Group, Inc. as of December 31, 2010 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Portfolio Resources Group, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles generally accepted in the United States of America..

Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole.

The information contained on pages 10 and 11 is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

FINKELSTEIN BROWN NEMET & ROTHCHILD, P.A.

Miami, Florida
February 24, 2011

PORTFOLIO RESOURCES GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and Cash Equivalent	$ 243,623
Money Market Funds	334,022
Deposit With Clearing Organization	75,000
Commissions Receivable	125,756
Deferred Tax Asset	28,717
Prepaid Expenses	74,917
Computer Equipment (Net of Accumulated Depreciation of $48,492)	7,597
Furniture and Fixtures (Net of Accumulated Depreciation of $27,719)	117,779
Office Equipment (Net of Accumulated Depreciation of $43,022)	21,905
Leasehold Improvement (Net of Accumulated Depreciation of $566)	4,656
	$ 1,033,972

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Accounts Payable and Accrued Expenses		$ 282,244
Commissions Payable		119,630
Deferred Income Taxes Payable		11,388
Capital Leases Payable		25,662
		438,924
COMMITMENTS AND CONTINGENCIES (SEE NOTE 2)		
STOCKHOLDERS' EQUITY:		
Common Stock - 1,000,000 Shares Authorized $1 Par Value; 73,100 Shares Issued and Outstanding	$ 82,025	
Paid-In Capital	258,350	
Treasury Stock - At Cost 8,925 Shares	(26,247)	
Retained Earnings	280,920	595,048
		$ 1,033,972

See Accompanying Notes

PORTFOLIO RESOURCES GROUP, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	COMMON STOCK	PAID-IN CAPITAL	TREASURY STOCK	RETAINED EARNINGS	TOTAL
SHAREHOLDERS' EQUITY JANUARY 1, 2010	$ 82,025	$ 258,350	$ (26,247)	$ 401,275	$ 715,403
INCOME	-	-	-	(120,355)	(120,355)
SHAREHOLDERS' EQUITY DECEMBER 31, 2010	$ 82,025	$ 258,350	$ (26,247)	$ 280,920	$ 595,048

See Accompanying Notes

PORTFOLIO RESOURCES GROUP, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUES:		
Principal Transactions		$ 384,990
Commission Income		1,328,975
Service From Income		782,114
		2,496,079
OPERATING EXPENSES		2,639,998
LOSS FROM OPERATIONS		(143,919)
INTEREST INCOME		3,449
LOSS BEFORE PROVISION FOR INCOME TAX		(140,470)
PROVISION FOR INCOME TAX:		
Current	$ (13,033)	
Deferred	(7,082)	(20,115)
LOSS		$ (120,355)

See Accompanying Notes

PORTFOLIO RESOURCES GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:	
Loss	$ (120,355)
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:	
Depreciation	25,171
Adjustments to Reconcile Income to Net Cash Provided By Operating Activities:	
Increase in Accounts Payable	102,080
Increase in Commissions Receivable From Broker	(69,542)
Increase in Prepaid Expense	(11,958)
Increase in Commissions Payable	9,577
Increase in Deferred Tax Liability	7.825
Decrease in Due From Affiliate	24,163
Decrease in Due to Affiliate	(33,740)
Increase in Deferred Tax Asset	(28,717)
Net Cash Used by Operating Activities	(95,496)
CASH FLOW FROM INVESTING ACTIVITIES:	
Purchase of Equipment	(6,404)
Net Cash Used by Investing Activities	(6,404)
CASH FLOW FROM FINANCING ACTIVITIES:	
Principal Payment on Capital Lease Obligation	(23,594)
Net Cash Used By Financing Activities	(23,594)
DECREASE IN CASH	(125,494)
CASH BALANCE - JANUARY 1, 2010	703,139
CASH BALANCE - DECEMBER 31, 2010	$ 577,645
CASH PAID DURING YEAR FOR:	
Interest	$ 2,660

DISCLOSURE OF ACCOUNTING POLICY:

For purposes of the statement of cash flows, the Company considers cash in bank accounts, interest-bearing deposits in banks and money market funds that are immediately available without material amount of penalty to be cash.

See Accompanying Notes

PORTFOLIO RESOURCES GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES:

The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the Florida Division of Securities as a broker/dealer. Consequently, its record keeping is in accordance with the rules and regulations prescribed by these agencies.

The Company is subject to the "Net Capital Rule" of the Securities and Exchange Commissions which require that the "Aggregate Indebtedness" as defined, shall not exceed fifteen times "Net Capital", as defined. At December 31, 2010 the Company's Net Capital was $225,780 and the "Required Net Capital", as defined, was $100,000. The ratio of "Aggregate Indebtedness" to "Net Capital" was 194.40%. Revenue is recognized on trade date.

INCOME TAXES:

Income taxes are provided for the tax effects of the transactions reported in the financial statements.

MONEY MARKET FUNDS:

These consists of a money market account held by the Company's carrying broker. This account is shown at its market value.

FIXED ASSETS:

The Company's fixed assets are stated at cost. Repairs and maintenance are charged to expense as incurred. Upon disposition of fixed assets, if any, the related assets and accumulated depreciation are removed from the accounts and any gain or loss credited or charged to income. For financial reporting, fixed assets are depreciated using the straight-line Depreciation expense, for financial statement purposes, as of December 31, 2010 was $25,171.

ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

SUBSEQUENT EVENTS:

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosures through February 24, 2011, the date the financial statements were available to be issued.

NOTE 2 COMMITMENTS AND CONTINGENCIES:

The Company is an introducing broker and clears all transactions with and for customers on a fully disclosed basis with National Financial Services, LLC, a wholly owned and fully guaranteed subsidiary of Fidelity Investments company. The Company instructs all customers to transmit funds and securities to such clearing broker/dealer. In connection with this arrangement, the Company is contingently liable for the payment of securities purchased and the delivery of securities sold by customers. The agreement may be canceled by either of the parties hereto upon sixty (60) days written notice or upon 30 days if various net capital requirements are not met.

NOTE 2 COMMITMENTS AND CONTINGENCIES (CONTINUED):

The Company had an arrangement with Investment Resources International, Inc., an affiliated company, to pay 7% of Human Resources Services and 96% of the cost of staff expenses.

NOTE 3 RELATED PARTY TRANSACTIONS:

EXPENSES:

Included in operating expenses is $738,060 for staff expenses and Human Resources Services paid to an affiliated company, Investment Resources International, Inc. The companies are related by common ownership.

NOTE 4 CONCENTRATION OF RISK:

A significant portion of the Company's customers are located in Venezuela and Israel.

NOTE 5 INCOME TAXES:

Income tax expense has been computed at the statutory rates applicable during the year. Deferred Income Taxes are provided for certain expenses which are recognized in different periods for tax and financial reporting purposes. The temporary differences that give rise to the deferred tax liability is depreciation. The temporary differences that gives rise to the deferred tax asset is a net operating loss of $166,744. A net operating loss of $46,199 and $45,872 is available to offset federal taxable income from 2008 and 2009 giving rise to the current tax benefit. The balance of the net operating loss is to be carried forward until 2030.

The components of taxes on income as of December 31, 2010 are as follows:

Current Tax Benefit:	
Federal	$(13,033)
State	0
	$ (13,033)
Deferred Tax Benefit:	
Federal	$ (7,987)
State	905
	$ (7,082)
Provision for Income Tax	$ (20,115)

NOTE 6 CAPITAL LEASES:

The Company has entered into four capital leases for office equipment and furniture. The leases began in January 2008, April 2009, and December 2009 and require the following:

January 2008 thirty six equal monthly payment of $135
April 2009 sixty equal monthly payments of $339
December 2009 sixty equal monthly payments of $823
December 2009 thirty six equal monthly payments of $721

Future minimum lease payments required under the leases for the year ended December 31, are as follows:

2011	$ 18,409
2012	7,931
Total approximate minimum lease payments	26,340
Less approximate amount representing interest	503
Present value of minimum lease payments	25,837
Less current portion	22,946
Long-term portion	$ 2,891

The following is an analysis of leased assets included in property and equipment at December 31, 2010:

	Cost	Accumulated Depreciation	Net
Office Furniture	$ 145,498	$ 27,719	$ 117,779
Office Equipment	$ 12,177	$ 3,020	$ 9,157
Office Equipment	$ 24,567	$ 2,661	$ 21,906
Computer Equipment	$ 4,091	$ 2,455	$ 1,636

NOTE 7 OPERATING LEASE:

The Company entered into an eight year operating lease on February 2006 for office space expiring in 2014. The Company occupied the space as of August 18, 2006. The monthly payment is $8,445.80 which represents base rent and sales tax. The future minimum rental payments due under the lease for the year ended December 31, are as follows:

2011	101,350
2012	101,350
2013	101,350
2014	101,350

For 2010 rent expense amounted to $93,105.

NOTE 7 OPERATING LEASE (CONTINUED):

As part of this operating lease landlord requires a $25,000 letter of credit which is fulfilled by the Company with a Certificate of Deposit at Intercredit Bank having a current balance of $31,988 and included in Statement of Financial Condition Cash and Cash Equivalent.

NOTE 8 CASH AND CASH EQUIVALENT:

Included in cash is $206,535 which is restricted deposits of broker's guarantee account. The Company withholds and deposits into this account 5% of gross commissions up to the amount of $50,000 to cover for errors and omissions resulting from actions of introducing broker and not of the Company or its employees.

SUPPLEMENTARY INFORMATION

PORTFOLIO RESOURCES GROUP, INC.
COMPUTATION OF NET CAPITAL PER
UNIFORM NET CAPITAL RULE 15c 3-1
DECEMBER 31, 2010

CREDITS:		
Shareholders' Equity		$ 595,048
DEBITS:		
Prepaid Expenses		74,917
Property, Plant & Equipment		151,937
Deferred Tax Asset		28,717
Intercredit C.D.		31,988
Brokers Receivables		70,898
		358,457
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION		236,591
Haircuts on Securities Position:		
Money Market Fund	$ 6,680	
Brokers Guarantee	4,131	10,811
NET CAPITAL		225,780
MINIMUM NET CAPITAL REQUIREMENT: 6 2/3% of Aggregate Indebtedness of $438,924 or $100,000, whichever is greater		100,000
EXCESS NET CAPITAL		$ 125,780
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		194.40%
SCHEDULE OF AGGREGATE INDEBTEDNESS:		
Accounts Payable & Accrued Expenses		282,244
Commissions Payable		119,630
Deferred Income Tax Payable		11,388
Capital Leases Payable		25,662
		$ 438,924

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

The Company claims an exception from Rule 15c3-3 under the following sections:

(K) (2) (B) - All customers transactions are cleared through another broker/dealer, NFS, LLC - Fidelity Investment Company, on a fully-disclosed basis.

See Accompanying Accountants' Report

PORTFOLIO RESOURCES GROUP, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL
PER UNIFORM NET CAPITAL RULE 15c 3-1 TO
COMPANY'S CORRESPONDING UNAUDITED
FORM X-17A-5 PART IIA FILING
DECEMBER 31, 2010

NET CAPITAL PER COMPUTATION	$ 225,780
Adjustments:	
Income Taxes	(10,952)
Leases Payable	(377)
Deferred Income Taxes	7,826
Commissions Payable	(2,779)
Accrued Expenses	2,779
NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S UNAUDITED FORM X-17A-5 PART IIA FILING	$ 222,277

SUBORDINATED DEBT

The Company did not have subordinated debt as of December 31, 2010 or at any time during the year then ended.

See Accompanying Accountants' Report

Finkelstein
Brown
Nemet
& Rothchild, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

9595 North Kendall Dr. • Suite 200
Miami, Florida 33176

8211 West Broward Blvd. • Suite 370
Plantation, Florida 33324

Dade: (305) 595-2727
Fax: (305) 595-4691
Broward: (954) 437-0017
Fax: (954) 424-8613

Reply to: ☐ Miami
☐ Plantation

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Portfolio Resources Group, Inc.

In planning and performing our audit of the financial statements of Portfolio Resources Group, Inc., as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

To the Board of Directors
Portfolio Resources Group, Inc.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, records, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

Finkelstein
Brown
Nemet
& Rothchild, P.A.

To the Board of Directors
Portfolio Resources Group, Inc.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Finkelstein Brown Nemet & Rothchild PA

FINKELSTEIN BROWN NEMET & ROTHCHILD, P.A.
February 24, 2011

Finkelstein
Brown
Nemet
& Rothchild, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

9595 North Kendall Dr. • Suite 200
Miami, Florida 33176

8211 West Broward Blvd. • Suite 370
Plantation, Florida 33324

Dade: (305) 595-2727
Fax: (305) 595-4691
Broward: (954) 437-0017
Fax: (954) 424-8613

Reply to: ☐ **Miami**
☐ **Plantation**

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
Portfolio Resources Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2010 to December 31, 2010, which were agreed to by Portfolio Resources Group, Inc. and the Securities and Exchange Commission, Financial Industry Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Portfolio Resources Group, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Portfolio Resources Group, Inc,'s management is responsible for the Portfolio Resources Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in general ledger noting no differences.

2. Compared the Total Revenue amounts of the audited X-17A-5 for the year ended December 31, 2010 less revenues reported on the FOCUS reports for the period from March 31, 2010 to December 31, 2010 general ledger, as applicable, with the amounts reported in Form SIPC-7 for the period from April 1, 2010 to December 31, 2010 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with working trial balances used as working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and supporting the adjustments noting no differences.

To the Board of Directors
Portfolio Resources Group, Inc.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Finkelstein Brown Nemet & Rothchild, P.A.

FINKELSTEIN BROWN NEMET & ROTHCHILD, P.A.
February 24, 2011